UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

October 1, 2012

Commission File No.: 333-179140

BIOCANCELL LTD.
(Translation of registrant’s name into English)

Beck Science Center
8 Hartom St, Har Hotzvim
Jerusalem 97775, Israel
Tel: 972-2-548-6555

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

A. Call for General Meeting

On September 16, 2012, BioCancell Ltd. (the “Company”) announced that a general meeting of its shareholders will be held on October 21, 2012 at 11:00 am (Israel time) at the Company’s offices at Beck Science Center 8 Hartom St, Har Hotzvim, Jerusalem 97775, Israel (the “Meeting”). The agenda for the Meeting is the approval of the filing of a prospectus in Israel in order to raise capital through the issuance of the Company's ordinary shares (“Prospectus”), including the determination of a minimum price for the purpose of the offering (“Minimum Price”). The board of directors of the Company and its audit committee, have approved the filing of the Prospectus. The Minimum Price will be determined by the Company immediately prior to the filing of the Prospectus, but in any event will not be less than NIS 0.35.

It should be noted that the offering price shall be determined by an auction (the “Offering Price”), and the Minimum Price is merely its lower limit. Should the Offering Price will be less than NIS 0.87, adjustment mechanisms agreed upon between the Company and certain shareholders, one of which is controlling shareholder Clal Biotechnology Industries Ltd., pursuant to investment agreements, will be applied. Such adjustments include anti-dilution rights and the right to adjust certain terms under such investment agreements. Pursuant to such adjustments, the Company will be required to issue these shareholders ordinary shares of the Company for the minimum consideration allowed by Tel Aviv Stock Exchange rules, and the exercise price of certain warrants issued in private placements will be reduced. Should the Offering Price be NIS 0.35 per share, these shareholders will be entitled to a total number of 20,405,629 ordinary shares of the Company which constitute 37.16% of the Company's issued and outstanding shares prior to the share issuance under the Prospectus1, and the exercise price of 1,720,763 warrants will be reduced to NIS 0.352.

Only shareholders who held shares of the Company at the close of business on September 23, 2012, the record date for the Meeting, are entitled to vote at the Meeting and any adjournments or postponements thereof. Pursuant to the Company’s articles of association, two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum at the Meeting. If after 30 minutes from the time of the Meeting a quorum is not presented, the meeting shall stand adjourned to the next business day at the same time and place, or any other day, hour and/or place as the board of directors will decide.

The affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that such a majority includes either (i) at least the majority of the total votes of shareholders who do not have personal interest in the approval of the proposal, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account); or (ii) the total number of ordinary shares of the Company mentioned in clause (i) above voted against such proposal does not exceed 2% of the total voting rights in the Company, is necessary for the approval.

B. Loan Agreement

I.
The board of directors and the audit committee of the Company approved the entry into a loan agreement (the "Loan Agreement") of up to NIS 3,000,000 with Clal Biotechnology Industries Ltd. ("CBI"), the controlling shareholder of the Company.

1.	Principal of the Loan Agreement:

1.1.
CBI shall grant BioCancell Therapeutics Israel Ltd., the Company's subsidiary (the "Subsidiary") a loan of up to NIS 3,000,000 (the "Loan"). The Loan will be transferred to the Subsidiary starting on Octobe 11, 2012, provided that there has been no objection by any shareholder of the Company, as stated in Section 3 below (in such case, the payment will be transferred two business days following and subject to the approval of the Company's shareholders of the Loan Agreement); all in accordance with the provisions of the Loan Agreement.

1.2.	The Loan will bear an annual interest rate of 2.18%.

1.3.
The Loan (including interest) will be repaid in a single payment on the earliest of the following dates: (a) six months subsequent to the date the Subsidiary receive the Loan; (b) two business days following to the date the Company received the consideration of a private or public offering of equity securities of the Company, if the Company conducts such an offering. The parties may mutually agree on postponing the repayment date until September 30, 2013, at the same terms and conditions.

1.4.	In the event of a payment default, any defaulted amount shall bear interest at an identical rate to the Loan interest until the date of the actual payment.

1.5.	The Loan (including with the applicable interest) shall become due and payable upon an occurrence of an event as detailed in the Loan Agreement.

2.	In connection with their approval of the Loan Agreement, the Company’s audit committee and board of directors noted the following considerations:

2.1.
The Company is a research and development company in the drugs field, without income, which needs a substantial outsource funding for a long period of time in order to perform complex and expensive clinical trials until it reaches the income production stage or another income producing agreement.

2.2.	It is in the Company's assessment that considering the cash in hand and its cash spending, that its cash balance will only be sufficient until September 2012.

1 In addition, two shareholders have notified us of claims that we issue them an aggregate amount, equal to 10,252,468 ordinary shares in the scenario described herein, on account of adjustment mechanisms to which they claim to be entitled.
2 In, addition, a shareholder has notified us of a claim that we adjust the exercise price of an additional 4,301,906 warrants as described above, on account of adjustment mechanisms to which the shareholder claims to be entitled.

2.3.
In accordance with the above and until the consummation of the public offering (if and as long as this process consummates), the Company needs intermediate funding that will enable its continued activities. CBI has agreed to provide the Company with intermediate funding in accordance with the terms of the Loan Agreement, which its principal provisions are described in Section 1 above.

2.4.
Considering to the terms of the Loan, including the interest rate set in the Loan Agreement, and in accordance with the Israel Securities Authority's decision in connection with loans from controlling shareholders, the Company’s audit committee and board of directors have approved the Loan Agreement since the entry to such agreement is for the benefit of the Company.

3.
Shareholders' right to object to granting the exemption:

In accordance with the applicable regulations promulgated under the Israeli Companies Law, 1999 (the “Companies Law”), the exemption to the requirement under the Companies Law to have a shareholders’ approval to a transaction with a company’s controlling shareholder will not apply if one or more shareholders holding at least one percent of the issued shares or voting rights of the Company has objected to such exemption ("Notice of Objection"); provided, that such notice of objection has been filed with the Company in writing no later than fourteen (14) days following the date of the immediate report, or any of its amendments, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCANCELL LTD.

Dated: October 1, 2012	By:	/s/ Avraham Hampel
Avraham Hampel
Company's Secretary